EXPENSE LIMITATION AGREEMENT

SATUIT CAPITAL MANAGEMENT TRUST

Satuit Capital U.S. Small Cap Fund
Satuit Capital U.S. SMID Cap Fund

This EXPENSE LIMITATION AGREEMENT, effective as of _______________, is by and between Satuit Funds Management, LLC (the Advisor) and Satuit Capital Management Trust (the “Trust”), on behalf of each of Satuit Capital U.S. Small Cap Fund and Satuit Capital U.S. SMID Cap Fund (the “Funds” and each, a “Fund”).

WHEREAS, the Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company and has designated each of the Funds as a series of the Trust; and

WHEREAS, the Trust and the Advisor have entered into an investment advisory agreement pursuant to which the Advisor provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of the Funds; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of such Fund at a level below the level to which it might otherwise be subject;

NOW, THEREFORE, the parties to this Agreement acknowledge and agree to the following:

1.

Expense Limitation.

1.1

Operating Expense Limit. The total annual operating expenses in any year with respect to each Fund shall not exceed 1.50% of such Fund’s average daily net assets (the “Operating Expense Limit”).

1.2

Applicable Expense Limit. (a) To the extent that the aggregate expenses incurred by a Fund in any fiscal year (referred to herein as the “Fund Operating Expenses”) exceed the Operating Expense Limit, the excess amount (“Excess Amount”) will be the liability of the Advisor.  Fund Operating Expenses may include, but are not limited to investment advisory fees charged by the Advisor, as well as “other operating expenses,” as defined below.

(b)

The Advisor hereby ratifies and confirms its obligation to bear the Excess Amount of Fund Operating Expenses in its entirety. The Trust hereby agrees that the Advisor may, in furtherance of its obligation to bear such Excess Amount, waive the payment by the Fund of investment advisory fees referred to in Section 1.2(a) above.

In the event that the waiver of such investment advisory fees are not sufficient to keep the expense ratio of any Fund below the Operating Expense Limit, then the Advisor hereby agrees that it will advance monies to such Fund either by paying certain “other operating expenses” of the Fund or through some other methodology, so that the expense ratio of the Fund does not exceed the Operating Expense Limit.

(c)

“Other operating expenses” of the Funds include fees in connection with administration, legal, auditing, bookkeeping and record keeping services, transfer and dividend disbursing agent fees, custodian fees and fees and other costs of registration of the Fund’s shares for sale under various state and federal securities laws. The term “other operating expenses” does not include any amount paid by the Fund for interest, taxes, brokerage commissions, other expenditures capitalized in accordance with generally accepted accounting principles, or other extraordinary expenses not incurred in the ordinary course of business.

1.3

Method of Computation. To determine The Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund will be annualized as of the last day of the month. If the annualized Fund Operating expenses of the Fund exceed the Operating Expense Limit of the Fund for the month, The Advisor’s will remit to the Fund an amount sufficient to reduce the annualized Fund Operating Expenses Limit.

1.4

Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an annual adjustment payment will be made in order that the amount of the advisory fees waived or reduced by The Advisor’s, as well as other payments remitted to the Fund with respect to adjustments made to the Fund Operating Expenses for the previous fiscal year, shall equal the Excess Amount for the entire fiscal year.

2.

Reimbursement of Fee Waivers and Expense Reimbursements.

2.1

Reimbursement. (a) If during any quarter the estimated aggregate Fund Operating Expenses for the quarter are less than the Operating Expense Limit for that quarter, the Advisor will each be entitled to reimbursement of fees waived or expenses advanced to the Fund pursuant to Section 1.2 of this Agreement in the following order of priority, subject to the conditions set forth in Section 2.1(b) below:

 (i)

The Advisor’s shall be entitled to a reimbursement of all monies advanced to the Fund for the payment of “other operating expenses” as described above in Section 1.2(c) of this Agreement; and

(ii)

The Advisor’s shall be entitled to a reimbursement of any advisory fees waived.

(b)

The Trust hereby agrees to reimburse the Adviser as set forth in Section 2.1(a) above ("Reimbursement Amount"), subject to the following conditions set forth in this Section 2.1(b).  Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Operating Expenses for any quarter to exceed the Operating Expense Limit; provided, however, that such Reimbursement Amount shall be paid only if payable within three years of the end of the fiscal year in which such Reimbursement Amount was incurred by the Advisor.  The reimbursement amount may not include any additional charges or fees, such as interest accruable on the reimbursement amount. [Fees waived and expenses reimbursed would be treated on a “first-in, first-out” basis.]

3.

Term and Termination of Agreement.

This Agreement will continue in effect until [February 28, 2013], and from year to year thereafter provided that each continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (the “Independent Trustees”). Nevertheless, this Agreement may be terminated by any party to the Agreement, without payment of any penalty, upon ninety (90) days’ prior written notice to the other party at its principal place of business. Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund.

4.

Miscellaneous.

4.1

Captions. The captions in this Agreement are included for convenience of reference only and do not define or delineate any of the provisions of the Agreement, or otherwise affect their construction or effect.

4.2

Interpretation.  Nothing in this Agreement requires the Trust or the Funds to take any action contrary to its Declaration of Trust, Certificate of Trust, or any applicable statutory or regulatory requirement to which the Trust or Fund are subject, nor does this Agreement relieve or deprive the Trust’s Board of Trustees of their responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3

Definitions.  Any questions of interpretation of any term or provision of this Agreement has the same meaning and is to be resolved by reference to the 1940 Act and the various service agreements between the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers, and have caused their respective corporate seals to be affixed to this Agreement as of the day and year first above written.

SATUIT CAPITAL MANAGEMENT TRUST

______________________

Name:

/s/Robert J. Sullivan

Title:

Chairman

SATUIT FUNDS MANAGEMENT, LLC

______________________

Name:

/s/Robert J. Sullivan

Title:

President